Mail Stop 3561

April 3, 2009

Mr. Philip Holmes
President and Chief Executive Officer
Kings Road Entertainment, Inc.
468 N. Camden Drive
Beverly Hills, CA 90210

> **Re:    Kings Road Entertainment, Inc.**
> **Form 10-KSB for the year ended April 30, 2008**
> **Filed September 5, 2008**
> **File No. 0-14234**

Dear Mr. Holmes:

We have completed our review of your Form 10-KSB noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief